EXHIBIT 12.1

SPECTRA ENERGY CORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations (b,c)	$862	$767	$2,492	$685	$(615)
Fixed charges	691	759	878	1,135	1,243
Distributed income of equity investees	656	860	472	140	263
Deduct:
Preference security dividend requirements of consolidated subsidiaries	30	27	27	31	102
Interest capitalized (d)	18	35	41	36	46

Total earnings (as defined for the Fixed Charges calculation)	$2,161	$2,324	$3,774	$1,893	$743

Fixed charges:
Interest on debt, including capitalized portions	$651	$718	$827	$1,080	$1,117
Estimate of interest within rental expense	10	14	24	24	24
Preference security dividend requirements of consolidated subsidiaries	30	27	27	31	102

Total fixed charges	$691	$759	$878	$1,135	$1,243

Ratio of earnings to fixed charges (c)	3.1	3.1	4.3	1.7	(e	)

(a)	Certain prior year Income Statement amounts above have been adjusted for businesses reclassified to discontinued operations during 2006.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Includes pre-tax gains on the sale of TEPPCO GP and LP of approximately $0.9 billion, net of minority interest, in 2005.
(d)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(e)	Earnings were inadequate to cover fixed charges by $241 million for the year ended December 31, 2003.